BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.  NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2. DATE OF MATERIAL CHANGE

October 28, 2019.

ITEM 3. NEWS RELEASE

The news release dated October 28, 2019 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on October 28, 2019.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. announced the diamond drilling results from Prophecy’s 100% controlled Paca silver project in the Potosi department of Bolivia. Borehole PND 110 intersected 89 meters grading 378 g/t Ag-Equivalent (“AgEq;” 279 g/t Ag, 1.28% Zn, 1.17% Pb) starting from 9 meters downhole, including 12 meters grading 1,085 g/t Ag starting at just 16 meters downhole.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated October 28, 2019, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.  OMITTED INFORMATION

None.

ITEM 8.   SENIOR OFFICER

Contact: Rocio Echegaray, Corporate Secretary
Telephone: (604) 569-3661
Email: rechegaray@prophecydev.com

ITEM 9.   DATE OF REPORT

October 28, 2019